
mesoblast
the adult stem cell company


06012976

13 April 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 14 March 2006 to the present date 13 April 2006.

Yours sincerely

Kevin Hollingsworth
Company Secretary

dlw 5/2

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

MESOBLAST NATIONAL TELEVISION COVERAGE

Melbourne, Australia; 6 April 2006: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today confirmed that national television news items broadcast on Channel 9, ABC-TV and Channel 7 last night focused on its adult stem cell orthopaedic trial at The Royal Melbourne Hospital.

Executive Chairman, Mr Michael Spooner, said the coverage included interviews with the first patient involved in the orthopaedic trial using Mesoblast's specialist mesenchymal precursor cells and the hospital's Director of Orthopaedics, Mr Richard de Steiger.

In line with clinical trial protocols and The Privacy Act, Mesoblast will not publish the patient's name.

In the interests of fair and full disclosure, transcripts of the ABC-TV, Channel 9 and Channel 7 news items follow.

ABC-TV News - 5 April 2006

Newsreader: Australian scientists have started using stem cells to repair fractures in patients whose bones won't heal. The new therapy promises to spare the many painful and often expensive operations.

Reporter: The 21- year-old (patient) fell off his motorbike nine months ago, fracturing his thigh bone. It didn't heal, leaving a five-centimetre gap. The usual treatment would be to graft a new bone from his hip. Instead, he was chosen as the first Australian patient to get an injection of specially treated stem cells.

Patient: I think the benefits outweigh, sort of, the old procedure. Being able to not have big chunks of bone taken out of my hip.

Dr Richard de Steiger, Royal Melbourne Hospital: What's radical is it's the first procedure in the world to use a patient's own stem cells and make them turn into bone forming cells.

Reporter: Stem cells were taken from (the patient's) bone marrow, then treated and purified. Surgeons at the Royal Melbourne Hospital placed a tiny scaffold made of calcium into the bone and injected the cells inside. So far the signs are that the procedure went well.

Mr de Steiger: We won't know the true success of the operation until we find out if his bone has healed. And that will be maybe 12 to 16 weeks away.

Reporter: Nine other patients with bone fractures will have the procedure.
A similar technique used stem cells to treat patients with heart failure.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

Channel 9 News – 5 April 2006

Newsreader: A 21-year-one year old Ivanhoe man is the first in the world to undergo radical new surgery using stem cells to mend his broken leg. Surgeons involved in the clinical trial claim the procedure is a promising alternative for patients with problem fractures.

Reporter: Still sore and swollen, (the patient) is showing positive signs of recovery after having surgery to fix his leg, fractured in a motorbike accident last year. He's the first person to ever undergo this type of stem cell procedure.

Patient: Pretty happy to be the first one to do it. I wouldn't say I understand it, but it's all pretty, you know, sort of new, so ...

Dr Richard de Steiger, Royal Melbourne Hospital: What's radical it's the first procedure in the world to use a patient's own stem cells and make them turn into bone forming cells.

Reporter: A titanium rod used to mend his thighbone didn't work and, as a result, a large cavity remained, so surgeons turned to cutting edge science. (The patient's) own stem cells taken from his bone marrow were grown in the lab.

Mr de Steiger: We have to actually take the injection from the pelvis, grow the cells which takes six weeks or so to multiply into millions and millions of cells, before we can go back in and inject them.

Reporter: The specialised cells coat two scaffolding pads made of calcium phosphate to form part of the implant. (The patient) preferred the technique to a hip bone graft.

Patient: I've been able to not have big chunks of bone taken out of my hip.

Reporter: (The patient) is the first of 10 patients to be recruited for the year long trial. The results of his operation won't be known for at least three months. But he's already looking to the future.

Patient: Being able to get fit again.

Channel 7 News – 5 April 2006

Newsreader: Melbourne doctors have become the first in the world to use stem cells to treat broken bones. The breakthrough could mean the end of painful bone grafts for patients whose fractures refuse to heal.

Reporter: At 21, (patient's name) doesn't know much about stem cells.

Patient: I wouldn't say I understand it.

Reporter: But he does know they could be the remedy for a fractured leg which has refused to heal for nine months. He's undergone a breakthrough stem cell implant at the Royal Melbourne Hospital.

Dr Richard de Steiger, Royal Melbourne Hospital: It's radical and it's the first procedure in the world to use a patient's own stem cells and make them turn into bone forming cells.

Reporter: Surgeons took bone marrow from (the patient's) hip and in the lab grew thirty million stem cells, which were turned into a paste. They were attached to a calcium scaffold and packed into the large hole in his femur.

Mr de Steiger: With time this should then become his own bone.

Reporter: Were it not for this procedure, (the patient) would have undergone a painful graft using bone from his hip. While the 10-person trial has just begun, doctors are excited.

Mr de Steiger: There are many applications hopefully to growing new bone. People have had bone that's died for some reason; we can stimulate new bone growth.

Reporter: The question now is whether the procedure has worked. Doctors will know in three to four months but say early signs are promising. The patient hopes will be his cure.

Patient: Getting back to work, just getting back to have my own life.

End of segments


mesoblast
the adult stem cell company

asx announcement

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures. The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036 or +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com


mesoblast
the adult stem cell company

asx announcement

FIRST PATIENT RECEIVES ADULT STEM CELLS FOR REPAIR OF LONG BONE FRACTURE

Melbourne, Australia; 3 April 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that a first orthopaedic patient had been safely implanted with the company's specialist adult stem cells developed using its unique and proprietary technology.

The Director of Orthopaedics at The Royal Melbourne Hospital, Mr Richard de Steiger, said today that the patient was in a stable condition after the procedure and was expected to be released from hospital shortly.

"The patient had sustained a major fracture of his femur some nine months ago, which had not healed and resulted in a 5 cm defect," he said. "For this type of non-healing defect, we would typically consider a bone graft using a large amount of bone taken from the patient's own hip. However, this often results in long-term complications including pain and possible infection. The use of adult stem cells could result in the healing of the defect without the complications of a bone graft taken from a separate incision.

"If successful, this procedure may significantly reduce or eliminate long-term patient complications, whilst decreasing hospital time and costs associated with the treatment of long bone fractures," Mr de Steiger said.

The Pilot Trial at the Royal Melbourne Hospital is an independent assessment of the safety of Mesoblast's specialist adult stem cell technology.

This Pilot Trial will involve up to 10 patients suffering from non-union, long bone fractures. These fractures are usually a result of accidents and affect many thousands of people each year in Australia and as many as two million people in developed countries around the world.

Mesoblast's focus is firmly on the successful completion of this Pilot Trial and to ensure that the public and market is kept informed of the company's ongoing progress.

Periodic market updates to the Australian Stock Exchange will focus on outcomes of the entire trial rather than the details of an individual patient.


mesoblast
the adult stem cell company

asx announcement

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

Mesoblast is focused on delivering a safe and effective cell therapy product for a number of substantial, unmet, orthopaedic markets where current treatment regimes may be significantly improved upon. The company's goal is to deliver a product which reduces the overall cost of medical treatment whilst dramatically improving patient outcomes and long term quality of life.

About The Royal Melbourne Hospital

The Royal Melbourne Hospital is one of Victoria's leading public teaching hospitals and a level one trauma centre, providing acute tertiary referral service at its City site and aged care, rehabilitation, ambulatory care and residential and community services at its Royal Park Campus.

For further information, please call:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+61 (0) 419 228 128/+ 61 3 9639 6036
julie.meldrum@mesoblast.com

Rod Jackson-Smith
Media Relations Officer
The Royal Melbourne Hospital
+03 9342 7469 /0417 156 214
rodney.jackson-smith@mh.org.au

mesoblast
the adult stem cell company

asx announcement

Next Generation Drug Eluting Stent Technology For Coronary And Peripheral Artery Disease

Melbourne, Australia; 22 March 2006: Mesoblast Limited (ASX:MSB) today announced that its American sister company, Angioblast Systems Inc, has obtained an exclusive, worldwide license to commercialise next generation drug-eluting stent technology for the multi-billion dollar markets in the frontline treatment of coronary and peripheral artery disease.

This technology was developed at the internationally acclaimed Columbia University in New York.

Diseases of the coronary or peripheral arteries affect a great proportion of the population and are major causes of mortality and morbidity, resulting in severe pain, heart failure, and limb amputation. Almost two million patients with these conditions are treated with stents annually in the United States alone.

"The Columbia University technology is at an advanced stage of development," the company's Chief Scientific Advisor, Professor Silviu Itescu, said today.

"It shows tremendous promise for preventing restenosis or re-blockage of arteries, particularly in the treatment of diabetics.

"This technology will form a unique and highly effective combination regime with our adult stem cell products in the treatment of patients with heart attacks or peripheral artery disease.

"Our immediate goal is to obtain early regulatory approval for the stents as medical devices.

"The timelines for this will fit neatly within our existing adult stem cell regulatory programs," Professor Itescu said.

Under the terms of the license agreement, Columbia University will become a minor equity holder in Angioblast. The transaction will not dilute Mesoblast's 33.3% equity holding in Angioblast.

Importantly, the company anticipates that its relationship with Columbia University may over time provide a number of additional opportunities to access breakthrough technologies with massive market potential.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870


mesoblast
the adult stem cell company
asx announcement

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036 or +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com